UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                                  FORM 6-K

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                    For the month(s) of February, 2000.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
           ----                        ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                 ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.


Exhibits

Exhibit 1 - February 8, 2000 - Form 27 Material Change Report

Exhibit 2 - February 18, 2000 - Form 27 Material Change Report

Exhibit 3 - February 21, 2000 Stock Option filing documentation c/w agreement

Exhibit 4 - February 24, 2000 - Form 27 Material Change Report

-----------------------------------

                                  Exhibit 1

                                   FORM 27
                                SECURITIES ACT
             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
February 8, 2000

ITEM 3. PRESS RELEASE
Issued February 8, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
The Company is pleased to announce that it has entered into a Letter of Intent to acquire 57% of the shares of a private Slovak Republic company whose principal asset is a world-class industrial mineral deposit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
The Company is pleased to announce that it has entered into a Letter of Intent to acquire 57% of the shares of a private Slovak Republic company whose principal asset is a world-class industrial mineral deposit.

Further details on the size and grade of the deposit are forthcoming and terms of the acquisition will be released upon execution and delivery of the purchase Agreement, subject to regulatory approvals.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/GARY MUSIL
Gary Musil, Secretary
DATED this 8th day of February, 2000.

--------------------------------------------

Exhibit 2

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
February 18, 2000

ITEM 3. PRESS RELEASE
Issued February 18, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
The Company announces that the former Secretary of the Company, Mr. Jake Bottay has rejoined the board as a Director. Director/Officer incentive stock options have been granted as to 75,000 shares at $0.50 for a period of two years.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
Belmont Resources Inc. is pleased to announce that the former Secretary of the Company, Mr. Jake Bottay has rejoined the board as a Director.

Subject to regulatory approvals, Director/Officer incentive stock options have been granted as to 75,000 shares at $0.50 for a period of two years. The options granted cannot be exercised until the approval has been obtained.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/GARY MUSIL
Gary Musil, Secretary
DATED this 18th day of February, 2000.


------------------------------

Exhibit 3

APPENDIX 23D
DECLARATION OF INCENTIVE STOCK OPTIONS

TO: The Canadian Venture Exchange

RE: Belmont Resources Inc. (the "Company")

This Declaration certifies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Company and has been duly authorized by a resolution of the board of directors of the listed company to make this Declaration;

2. The Company is not an inactive company as defined in the Canadian Venture Exchange's Listings Policy 11.2.1;

3. If the Company has undergone a Reverse Takeover as defined in the Canadian Venture Exchange's Listings Policy 18.5, at least 30 days have elapsed from the later of the closing of the Reverse Takeover and resumption of trading;

4. Any optionee being granted options under this Filing, that is providing promotional or market-making services for the Company, is a director, senior officer or bona fide employee of the Company;

5. The Filing is either in all respects in accordance with the Canadian Venture Exchange's Listing Policy 23 DIRECTOR AND EMPLOYEE STOCK OPTIONS in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form;

6. As of the date of grant there were no material changes in the affairs of the Company which were not been publicly disclosed; and

7. The Company is not currently in default of its financial statement and fee filing requirements with the British Columbia Securities Commission.

8. The information on the attached INCENTIVE STOCK OPTIONS SUMMARY FORM is true.

Dated this 18th day of February, 2000.

Gary Musil
Name of Director and/or Senior Officer


/s/GARY MUSIL
Signature

Secretary/Director
Official Capacity

Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S LISTING AGREEMENT

APPENDIX 23C
SUMMARY FORM - INCENTIVE STOCK OPTIONS

COMPANY NAME:   Belmont Resources Inc.   SYMBOL: BEO

DATE: February 18, 2000


1.   NEW OPTIONS PROPOSED FOR ACCEPTANCE

Date of Grant: 2000,02,18 (y/m/d)

--------------------------------------------------------------------------------
  Name of     Position       Insider?   No. of     Exercise    Expiry     No. of
  Optionee    (Director/     Yes or     Optioned     Price      Date     Options
             Senior Officer/   No        Shares                          Granted
               Employee/                                                  in the
              Consultant                                                 Past 12
                                                                          Months
--------------------------------------------------------------------------------

Jake Bottay   Director         Yes       75,000      $0.50    2002,02,18    Nil
--------------------------------------------------------------------------------

Total Number of optioned shares proposed for acceptance: 75,000
                                                         ------

2.   AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

--------------------------------------------------------------------------------
  Name of Optionee     No. of      Amended      Original Date        New/Current
                       Optioned    Exercise      of Grant            Expiry Date
                        Shares      Price
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

3.   OTHER OUTSTANDING OPTIONS
--------------------------------------------------------------------------------
NAME OF OPTIONEE            NO. OF     EXERCISE       DATE OF          EXPIRY
                            SHARES      PRICE          GRANT            DATE
--------------------------------------------------------------------------------
Vojtech Agyagos             75,000        $0.32       99/09/17        01/09/17
Gary Musil                 150,000        $0.32       99/09/17        01/09/17
Nicolo Bellanca            200,000        $0.32       98/02/24        00/02/24
                           425,000        $0.32       99/09/17        01/09/17
Peter Serck                100,000        $0.32       99/09/17        01/09/17
Kenneth Liebscher          100,000        $0.32       99/09/17        01/09/17
Peter John                 500,000        $0.32       98/02/24        00/02/24
Nimrod Investments Ltd.    200,000        $0.32       00/01/13        02/01/13
Duster Capital Corp.        30,000        $0.32       00/01/13        02/01/13
--------------------------------------------------------------------------------

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,855,000
         ----------

4. If the optionees include Insiders, state the date on which the shareholder meeting approving the options or amendments was held: July 21, 1999 or
                                                      -------------
alternatively, indicate if shareholders' approval must still be obtained:

---------------------------.

5. If applicable, state the date of the press release announcing the grant of options: February 18, 2000
         -----------------

6. State the total issued and outstanding share capital at the date of grant:
19,953,012
----------

7. State, as a percentage of the issued shares of the Company, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.3%
                                                                  ----

8. If the options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan Not
                                                                 ---
applicable
----------

9. If the Company has completed a public distribution of its securities within six months of the date of the grant, state the per share price paid by the
public investors:   Not applicable
                    --------------

10. The stock option agreement is in accordance with Exchange Policy 23.2.10 and
23.4.1 for Venture Companies, which includes the following provisions: (please check boxes)

 x  a condition that the option is non-assignable and non-transferable
---

 x  the period (if any) within which the optionee's heirs or administrators may
---
exercise any portion of the outstanding option does not exceed one year from the optionee's death;

 x  the option may only be exercised while the optionee is a director, officer,
---
employee or consultant within a period of not more than 30 days after ceasing to be a director, officer, employee or consultant.

 x  a condition that shareholder approval to the grant of the options shall be
---
obtained prior to the exercise of the options granted to Insiders.

 x  a condition that shareholder approval shall be obtained in respect of
---
amendment to the agreement if the option as originally constituted was approved by shareholders or if the optionee is an Insider of the company at the time of the proposed amendment; and

 x  if the incentive stock option agreements grant options to employees, a
---
representation by the employer that the optionee is a bona fide employee of the company, subsidiary or management company providing services to the listed company (other than consultants performing investor relations services).

11. If the grant of options is not in complete accordance with Policy 23 - Director and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.

Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S LISTING AGREEMENT

                               STOCK OPTION AGREEMENT

AGREEMENT made the date of execution hereof.

BETWEEN:

             BELMONT RESOURCES INC.
             1180 - 666 BURRARD STREET
             VANCOUVER, BC
             V6C 2X8

            (the "Optionor")

OF THE FIRST PART

AND:

             JAKE BOTTAY
             (the "Optionee")

OF THE SECOND PART

WHEREAS:

   A. The Optionee holds the position of either director, officer or employee of the Optionor or a subsidiary of the Optionor; and

B. The Optionor wishes the Optionee to remain in such position so as to continue to receive the benefits of his services;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the Optionor hereby grants to the Optionee in respect of his position with the Optionor as herein after set out, an option to purchase shares in the capital of the Optionor upon the following terms and conditions:

1. The number of shares which may be purchased by the Optionee and the price at which such shares may be purchased as set out opposite his name below.

2.   The options shall terminate TWO (2) years after the date hereof.

3. An option may be exercised in whole or in part and from time to time by the Optionee giving notice in writing of the shares to be purchased and by paying to the Optionor at the address specified above the purchase price of the shares to be purchased in cash or by certified cheque or bank draft, provided that an option granted to an Optionee that is an insider of the Optionor may not be exercised prior to approval of such option by the shareholders of the Optionor.

4. On receipt of such notice and payment the Optionor shall issue fully paid shares therefor.

5.   No option may be sold or assigned.

6. Shareholder approval shall be obtained in respect of amendments to the Agreement if the option as originally constituted was approved by the shareholders or the Optionee is an insider of the Optionor at the time of the amendment.

7. Shareholder approval shall be obtained in respect of amendments to the agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the Optionor at the time of the proposed amendment

8.   (a)   If an Optionee ceases to hold his position with the Optionor for any reason other than his death, this option will terminated thirty
           (30) days following the date of cessation.

     (b) If an Optionee dies prior to the termination of his option, the option shall terminate as provided in Clause 2 or one year after his death, whichever is earlier, and, until such termination, his personal representative shall have the same rights as the Optionee would have had but for his death.

9. If the Optionee is neither an officer nor a director of the Optionor nor an employee of a management company providing services to the Optionor, the Optionee hereby represents that he is an employee of the Optionor or a subsidiary thereof, and the Optionor hereby confirms such representation.

10. If the Optionee is neither an officer, director or employee of the Optionor, the Optionee hereby represents that he is an employee of a management company providing services to the Optionor and the Optionor hereby confirms that the management company provides services, other than investor relations services, to it.

11. If an option is granted to an insider of the Optionor, the parties acknowledge that the exercise of such option is subject to the approval of the shareholders of the Optionor.

12. The options hereby granted are subject to acceptance by the Canadian Venture Exchange.

13. If the shares of the Optionor are subdivided, consolidated or otherwise reorganized or subject to an amalgamation, the number and price of any of the shares not purchased shall be adjusted accordingly.

14. This Agreement may be executed in counterparts and all counterparts together shall form one original agreement.

15. This Agreement supersedes all previous agreements between the parties respecting director or employee incentive options, whether written or oral.

16. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and successors.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 18th day of February 2000.


BELMONT RESOURCES INC.


Per:   /s/GARY MUSIL
       Authorized signing officer

NAME OF OPTIONEE             NO. OF          EXERCISE PRICE      SIGNATURE
                        SHARES OPTIONED         PER SHARE

                                                                 /s/JAKE BOTTAY
Jake Bottay                 75,000                $0.50          ---------------
                                                                 Per: Authorized
                                                                      signatory
-------------------------------

Exhibit 4

                                         FORM 27
                                      SECURITIES ACT
                  MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
February 24, 2000

ITEM 3. PRESS RELEASE
Issued February 24, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
Belmont Resources Inc. (CDNX-BEO) and Montoro Resources Inc. ("CDNX-MNQ") announce that they are about to begin the airborne geophysics in Quebec on the Ruza property.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
Belmont Resources Inc. (CDNX-BEO) and Montoro Resources Inc. ("CDNX-MNQ") announce that they are about to begin the airborne geophysics in Quebec on the Ruza property, located within 5 Km of Falconbridge's Raglan Mine. In December 1997, Falconbridge commenced commercial production at the Raglan Mine at capital cost of CDN $580 million. The Raglan Camp is one of the top-ten nickel sulphide camps worldwide.

The first phase of exploration will consist of approximately 300 Km of helicopter-borne electromagnetic and magnetic surveying. Survey time should take less than one week, and preliminary maps are expected soon after. This will help outline the ultramafic bodies, trace both regional and local structures and identify areas for more detailed ground-base work.

The property is adjacent to a series of well known Cu-Ni-Platinum Group Elements ("PGE") deposits of the "RAGLAN CAMP", host to FALCONBRIDGE'S DONALDSON (3,510,000 tons @ 3.75% Ni, 0.83% Cu, 6.6 g/t PGE), KATINIK (8,970,000 tons @
3.06% Ni, 0.89% Cu), and others.

In the summer of 1999 another significant company has also joined in the continued exploration in the Raglan area. The Hunter Dickinson Group has agreed to fund over 3 years up to $7.5 million of exploration activity on Dumont's (CDNX - DNI) 100% - owned 178 square Km. Raglan properties which are located immediately east and west of the high-grade Donaldson deposit.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/GARY MUSIL
Gary Musil, Secretary
DATED this 24th day of February, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date  February 29, 2000


By  /a/GARY MUSIL
(Signature)
Gary Musil, Secretary/Director